FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934



                        For the month of August, 2003




                          HEALTHCARE TECHNOLOGIES LTD.
                 (Translation of Registrant's name into English)

              3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610
                    (Address of principal executive offices)




Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F  |X|                     Form 40-F   |_|

     This Form 6-K consists of a copy of a Press Release dated August 28, 2003 from Healthcare Technologies Ltd., an Israeli corporation (the "Company") with respect to the Company's results for the three and six month periods ended June 30, 2003.

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             HEALTHCARE TECHNOLOGIES LTD.
                                             (Registrant)


                                             By:      /S/ Daniel Kropf
                                             -------------------------
                                                      Daniel Kropf
                                                      Chairman of the Board


Dated:   September 3, 2003

FOR:
HEALTHCARE TECHNOLOGIES, LTD.

CONTACT:
Daniel Kropf
Chairman
011-972-3-9229015

CONTACT:
Mrs. Rakefet Sudri PR Newswire Israel
info@prnewswire.co.il
Tel: + 972 3 5742238
Fax: + 972 3 5742239
Cellular - 972 64 308081


    HEALTHCARE TECHNOLOGIES REPORTS 2003 SECOND QUARTER & SIX MONTHS RESULTS


                             -----------------------



     ASHDOD, ISRAEL, August 28, 2003 --- Healthcare Technologies, Ltd. (NASDAQ:
     HCTL), today announced unaudited results for the second quarter and six months ended June 30, 2003.

     Revenues for the second quarter of 2003 were $3.72 million, as compared to $4.00 million for the corresponding quarter last year ,the reduction in revenue explained with the reduction of ownership in Savyon Diagnostics Ltd. to 50% ownership. Second quarter gross profit was $1.46 million, as compared to $1.40 million in the second quarter of 2002. The net profit for the quarter was $51 thousands, compared to a net profit of $0.92 million, for the second quarter of last year. The net profit for the last year quarter is mostly due to a $1.4 million capital gain from an investment in Procognia (UK) Ltd.

     Revenues for the first six months of 2003 were $8.04 million, compared to $8.08 million for the first six months of 2002. Gross profit for the first half of the year was $3.12 million versus $3.08 million for the same period in 2002. Net profit for that period was $70 thousands, versus a net profit of $0.44 million, for the first half of 2002. The net profit last year is attributed to the above-mentioned capital gain.

     Shareholders' equity on June 30, 2003 was $4.3 million, compared to US$4.2 million on December 31, 2002. Cash and equivalents were $1.8 million. Current assets net of current liabilities at the end of the period were $2.9 million, compared to $1.9 million on December 31, 2002.


                          About Healthcare Technologies

     Healthcare Technologies through it subsidiaries Savyon Diagnostics Ltd., Pronto Diagnostics Ltd., Gamidagen Marketing (1979) Ltd, Gamidor Diagnostics (1984) Ltd. and Danyel Biotech Ltd., specializes in development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.

     This press release contains certain forward looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward looking statement made by or on behalf of Healthcare Technologies Ltd. Readers are referred to the documents filed by the company with the Securities Exchange Commission, specifically the most recent report on Form 20F that identifies important risks which could cause actual results to differ from those contained in the forward looking statements.

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                          Healthcare Technologies, Ltd.
                 Condensed Consolidated Statement of Operations
         (U.S. Dollars in Thousands, Except Loss Per Share Information)


                        Three Months Ended     Six Months Ended  Year Ended
                        ------------------     ----------------  ----------
                        06/30/03  06/30/02    06/30/03  06/30/02  12/31/02
                        --------  --------    --------  --------  --------
Sales                    $ 3,723   $ 4,004    $ 8,042    $ 8,083   $16,676
Gross profit             $ 1,455   $ 1,403    $ 3,123    $ 3,078   $ 6,356
Net profit               $    51   $   920    $    70    $   439   $   468
Profit per share         $  0.01   $  0.12    $  0.01    $  0.06   $  0.06
Weighted average
 number of Shares
 and share
 equivalents
 Outstanding (in
 Thousands)                7,644     7,644      7,644      7,644     7,644



                           Consolidated Balance Sheet,
                              (U.S $ in thousands)

                         June 30, 2003   June 30, 2002    December 31, 2002
                         -------------   -------------    -----------------
    Cash and cash
     equivalents              1,797           989               1,150
    Total current assets      8,591         7,276               7,852
    Total current
     liabilities              5,724         6,300               5,981
    Shareholder's equity      4,306         4,138               4,246


     Daniel Kropf
     Chairman
     011-972-3-9229015